EXHIBIT 99.1

Hydrogenics Announces January Investor Events

MISSISSAUGA, Ontario, Jan. 6, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the following two events during January, 2014. Institutional investors are welcome to attend and meet with management.

  January 13: Sidoti & Company Micro Cap Conference at the Grand Hyatt, New York

  January 14: Needham Growth Conference at the New York Palace Hotel, New York

The Needham conference will also include a live audio webcast of the Company's presentation, accessible via the Hydrogenics website. To listen and view related materials, please visit www.hydrogenics.com. A replay will be available for 90 days.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift to hydrogen. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

CONTACT: Company Contacts:
         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com